Exhibit 21.1
                         SUBSIDIARIES OF FOOTSTAR, INC.


     The registrant is the direct parent corporation of Footstar Center, Inc., a California Corporation which owns all of the outstanding shares of Footstar Corporation, a Texas Corporation which owns all of the outstanding shares of Footaction Center, Inc., a New York Corporation, Meldisco H. C., Inc., a Minnesota Corporation; Melville Mexico H. C., Inc. a Minnesota corporation; Melville Altmex H. C., Inc. a Minnesota Corporation and Melville Foreign, Inc., a Minnesota Corporation.

     Footaction Center owns all of the outstanding shares of Rosedale Open Country, Inc., a Minneosta Corporation, which owns all of the outstanding shares of Mall of America Fan Club, Inc. and TM Apache Footaction, Inc. Mall of America Fan Club, Inc. owns all of the outstanding shares of approximately 348 corporations which operate specialty retail stores is under the Footaction tradename located in the United Sates, selling brand name athletic footwear and related apparel for men, women and children.

     TM Apache Footaction, Inc. owns all of the outstanding shares of Pheasant Thom McAn Inc., a New Hampshire corporation which owns all the outstanding shares of approximately 285 corporations formed to operate specialty retail stores under the Thom McAn or BOQ tradenames located in the United States, Puerto Rico or the U. S. Virgin Islands selling men's and women's footwear.

     Meldisco H. C., Inc. owns all of the outstanding shares of Miles Shoes Meldisco Lakewood, Colorado, Inc., a Colorado corporation which owns 51% of the capital stock of approximately 2,499 corporations and 100% of the common stock of approximately 1,043 corporations which were formed to operate leased footwear departments in Kmart or Pay Less Drug Stores all located in the United States, Puerto Rico, the U. S. Virgin Islands or Guam.

     Melville Mexico H. C., Inc., a Minnesota Corporation, Melville Altmex H. C., Inc., a Minnesota Corporation and Melville Foreign, Inc., a Minnesota Corporation directly or indirectly own all of the outstanding shares of approximately 15 foreign subsidiaries involved in the registrants operations in Mexico, Singapore, Hungary, the Czech Republic and Slovakia.

     Several of the subsidiaries referred to in this Exhibit have not yet opened their stores for business, and several no longer operate any stores. All of the subsidiaries referred to herein are included in the consolidated financial statements of the registrant.

     The names of other subsidiaries are omitted as, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.